UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cyclacel Pharmaceuticals, Inc.

(Name of Issuer)

COMMON, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

23254L405

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23254L405	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,167,261
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 2,167,261

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,261
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 23254L405	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,167,261
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 2,167,261

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,261
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 23254L405	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,167,261
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 2,167,261

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,261
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 23254L405	13D	Page 5 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock of Cyclacel Pharmaceuticals, Inc. (the “Issuer”), whose principal executive offices are located at 200 Connell Drive, Suite 1500, Berkeley Heights, New Jersey 07922, United States.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Eastern Capital Limited, Portfolio Services Ltd. and Kenneth B. Dart (collectively, the “Reporting Persons”).

Eastern Capital Limited, 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, a Cayman Islands corporation, is an investment entity that owns the shares of the Issuer’s common stock and warrant to purchase common stock reported in this Schedule 13D. Kenneth B. Dart and Mark R. VanDevelde are directors of Eastern Capital Limited.

Portfolio Services Ltd., 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, a Cayman Islands corporation, is a holding company which owns all of the outstanding stock of Eastern Capital Limited. Kenneth B. Dart and Mark R. VanDevelde are directors of Portfolio Services Ltd.

Kenneth B. Dart, P. O. Box 31300, Grand Cayman KY1-1206, Cayman Islands, a British Overseas Territory Citizen / Cayman Islands and businessman, is the beneficial owner of all of the outstanding stock of Portfolio Services Ltd.

In the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds used to acquire the shares of the Issuer’s common stock and warrant was the working capital of Eastern Capital Limited.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Issuer’s securities for investment purposes.

On July 19, 2017 Eastern Capital Limited acquired 850,000 Class A Units. Each Class A Unit consists of one share of the Issuer's common stock, and a warrant to purchase one share of the Issuer's common stock which is exercisable as of July 21, 2017 with an exercise price of $2.00 per share and expires on July 22, 2024.

The Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

 Item 5(a)–(b)

Eastern Capital Limited beneficially owns 2,167,261 shares of the Issuer’s common stock, representing 29.7% of the Issuer’s outstanding common stock. Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd. and Kenneth B. Dart.

Portfolio Services Ltd., as the owner of all of the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 2,167,261 shares of the Issuer’s common stock, representing 29.7% of the Issuer’s outstanding common stock. Portfolio Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

CUSIP No. 23254L405	13D	Page 6 of 7 Pages

As a result of Kenneth B. Dart’s ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 2,167,261 shares of the Issuer’s common stock, representing 29.7% of the Issuer’s outstanding common stock. Kenneth B. Dart has shared voting and dispositive power of the shares he beneficially owns.

Item 5(c)

Except as described in Item 4 herein, the Reporting Persons have not effected any transactions in the Issuer’s common stock during the past sixty days. The disclosure in Item 4 is incorporated by reference into Item 5(c).

Items 5(d) and (e) - Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Included in the shares of the Issuer common stock beneficially owned directly by the Reporting Persons, the Reporting Persons beneficially own shares underlying a warrant that may be exercised to acquire an additional 850,000 shares of the Issuer’s common stock at an exercise price of $2.00 per share. The warrant is exercisable as of July 21, 2017 and expires pursuant to the terms of the Form of Warrant on July 22, 2024.

A copy of the Form of Warrant is filed as Exhibit 4.3 to the third Amendment of the Form S-1 filing of the Issuer as filed with the SEC on July 17, 2017 and is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Form of Warrant to purchase shares of the Issuer’s common stock (previously filed as Exhibit 4.3 to the third Amendment of the Form S-1 filing of the Issuer as filed with the SEC on July 17, 2017 and is incorporated by reference herein).

CUSIP No. 23254L405	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Capital Limited
07/27/2017 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Portfolio Services Ltd.
07/27/2017 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Kenneth B. Dart
07/27/2017 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title